Filed Pursuant to Rule 424(b)(3)
File Nos. 333-106888, 333-106888-01
and 333-106888-02

PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus dated July 21, 2003)

$360,000,000

Starwood Hotels & Resorts
Worldwide, Inc.

3.50% Convertible Senior Notes due 2023 and
Shares Issuable upon Conversion of the Notes

     This prospectus supplement supplements our prospectus dated July 21, 2003, as supplemented on July 31, 2003, relating to the offer and sale from time to time by certain of our securityholders of up to $360,000,000 aggregate principal amount of our 3.50% Convertible Senior Notes due 2023 and the Shares issuable upon conversion of the notes. Each Share consists of one share of our common stock and one Class B share of beneficial ownership of our subsidiary, Starwood Hotels & Resorts. The terms of the notes are set forth in the prospectus dated July 21, 2003.

     This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus and the previous prospectus supplement. This prospectus supplement is qualified by reference to the prospectus and the previous prospectus supplement, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus or in the previous prospectus supplement.

     The following table sets forth information, as of the date of this prospectus supplement, relating to the beneficial ownership of the notes and Shares by each selling securityholder. The selling securityholders may have sold, transferred or otherwise disposed of all or any portion of their notes or Shares or acquired additional notes since the date on which they provided this information to us.

     The table below supplements or amends the table of selling securityholders contained under the heading “Selling Securityholders” in the prospectus and the previous prospectus supplement. Where the name of a selling securityholder identified in the table below also appears in the table in the prospectus or the previous prospectus supplement, the information set forth in the table below regarding that selling securityholder supersedes the information in the prospectus or the previous prospectus supplement.

	Aggregate Principal
	Amount of			Percentage of
	Notes That	Percentage of Notes	Number of Shares	Shares
Name	May Be Sold(1)	Outstanding	That May Be Sold(2)	Outstanding(3)

Banc of America Securities LLC(4)	$15,640,000	4.34%	312,800	*
Bear, Stearns & Co. Inc.(5)	15,000,000	4.17%	300,000	*
Clinton Riverside Convertible Portfolio Limited	19,950,000	5.54%	399,000	*
Global Bermuda Limited Partnership	2,000,000	*	40,000	*
HBK Master Fund L.P. c/o HBK Investments L.P.	15,000,000	4.17%	300,000	*
HFR CA Select Fund	750,000	*	15,000	*
KBC Convertible Mac28 Fund, Ltd.	1,500,000	*	30,000	*
KBC Convertible Opportunities Fund	10,500,000	2.92%	210,000	*
KBC Multi Strategy Arbitrage Fund	1,500,000	*	30,000	*

	Aggregate Principal
	Amount of			Percentage of
	Notes That	Percentage of Notes	Number of Shares	Shares
Name	May Be Sold(1)	Outstanding	That May Be Sold(2)	Outstanding(3)

Lakeshore International, Limited	8,000,000	2.22%	160,000	*
Meadow IAM Limited	1,660,000	*	33,200	*
Melody IAM, Ltd.	1,500,000	*	30,000	*
Nomura Securities International, Inc.(6)	23,500,000	6.53%	470,000	*
San Diego County Employee Retirement Association	750,000	*	15,000	*
Susquehanna Capital Group	13,000,000	3.61%	260,000	*
Topanga XI	5,000,000	1.39%	100,000	*
UBS AG London Branch	25,000,000	6.94%	500,000	*
White River Securities L.L.C.	2,000,000	*	40,000	*
Zazove Convertible Arbitrage Fund, L.P.	4,000,000	1.11%	80,000	*
Zazove Hedged Convertible Fund, L.P.	2,000,000	*	40,000	*
Zazove Income Fund, L.P.	1,500,000	*	30,000	*
Zurich Institutional Benchmarks Master Fund, Ltd.	2,000,000	*	40,000	*

*	Less than one percent (1%).

(1)	When taken together with the selling securityholder table in the prospectus and the previous prospectus supplement, the aggregate principal amount held by selling securityholders listed in this prospectus supplement is more than $360,000,000 because some of the selling securityholders may have transferred notes pursuant to Rule 144A or otherwise reduced their positions prior to selling pursuant to the registration statement of which the prospectus, the previous prospectus supplement and this prospectus supplement form a part. The maximum aggregate principal amount of notes that may be sold under the prospectus, the previous prospectus supplement and this prospectus supplement will not exceed $360,000,000.

(2)	The numbers of Shares beneficially owned and being offered, as set forth in the table, have been determined in accordance with Rule 13d-3 under the Exchange Act, include the Shares into which the notes are convertible, and assume a conversion price of $50.00 per Share and the payment of cash in lieu of fractional shares. In addition, the conversion rate of the notes may be adjusted under certain circumstances which will change the number of Shares received upon conversion. See “Description of the Notes — Conversion Rights” in the prospectus dated July 21, 2003.

(3)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 201,192,486 Shares outstanding as of August 8, 2003. In calculating this amount for each holder, we treated as outstanding the number of Shares issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes. Does not include Shares that may be issued by us upon redemption or purchase of the notes by us at the option of the holder.

(4)	Banc of America Securities LLC, was co-manager for our offering of the notes. Additionally, Banc of America Securities LLC and its affiliates are currently performing and have in the past performed various investment banking, general financing and advisory services for us and our affiliates for which they receive customary fees and expenses. Bank of America, N.A., an affiliate of Banc of America Securities LLC, is the co-documentation agent under our senior credit facility.

(5)	Bear, Stearns & Co. Inc. was a co-manager for our offering of 7 3/8% Senior Notes due 2007 and 7 7/8% Senior Notes due 2012 in April 2002. In addition, in the ordinary course of business, Bear, Stearns & Co. Inc. may hold positions in our other securities.

(6)	Nomura Securities International, Inc. (“Nomura”) and affiliates have held positions in Starwood equity securities during the past three years which, in Nomura’s view, have not created a material relationship with Starwood regarding the control, management or policies of Starwood. Without expressing a view as to the materiality of this information, Nomura Corporate Research and Asset Management, Inc., an affiliate of Nomura Securities International, Inc. manages the Nomura Bond & Loan Fund, which held $750,000 face value of a loan issued by Starwood Hotels & Resorts.

     To our knowledge, none of the selling securityholders has had any material relationship with us or any of our affiliates within the past three years other than as a result of ownership of notes and/or Shares or as previously disclosed or as otherwise set forth above.

     Investing in the notes and Shares involves risks. See “Risk Factors” beginning on page 6 of the prospectus dated July 21, 2003 and the risk factors contained in our Joint Annual Report on Form 10-K for the year ended December 31, 2002, as amended by our Joint Annual Report on Form 10-K/A filed with the

Securities and Exchange Commission on July 7, 2003, which is incorporated by reference into the prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement is dated August 29, 2003.